SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                         PRG-Schultz International, Inc.
                                (Name of Issuer)

                      Common Stock, no par value per share
            ----------------- -------------------------------------
                         (Title of Class of Securities)

                                   69357C 10 7
                                 (CUSIP Number)

      B. Joseph Alley, Jr., Esq.                     Curtis Swinson, Esq.
       Arnall Golden Gregory LLP                Malouf Lynch Jackson & Swinson
       2800 One Atlantic Center                    600 Preston Common East
      1201 West Peachtree Street                      8115 Preston Road
      Atlanta, Georgia 30309-3450                  Dallas, Texas 75225-6342
----------------------------------------     -----------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 20, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


============================================================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                              Arthur N. Budge, Jr. (1)
----------------------------------------------------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                                                       (a) /X/
                                                                                                                 (b) /_/
----------------------------------------------------------------------------------------------------------------------------
3         SEC Use Only

----------------------------------------------------------------------------------------------------------------------------
4         Source of Funds
                                                    00
----------------------------------------------------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                    /_/

----------------------------------------------------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                         United States
----------------------------------------------------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                                         133,295(2)
          NUMBER OF SHARES
----------                             -------------------------------------------------------------------------------------
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                                                   0

----------                             -------------------------------------------------------------------------------------
9                                      Sole Dispositive Power
                                                                         133,295(2)

----------                             -------------------------------------------------------------------------------------
10                                     Shared Dispositive Power
                                                                                  0

----------------------------------------------------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                           133,295 (2)

----------------------------------------------------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                                      /_/

----------------------------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                 Less than one percent

----------------------------------------------------------------------------------------------------------------------------
14        Type of Reporting Person
                                                    IN

============================================================================================================================


(1)  Mr. Budge is a Director of PRG-Schultz International, Inc.
(2)  These shares are subject to currently exercisable options.

ITEM 4.  PURPOSE OF TRANSACTION

     See Item 4 of Amendment No. 3 to Schedule 13D filed on September 3, 2002.

     This Amendment No. 4 amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on February 4, 2002, as amended for transactions on February 22, 2002, March 27, 2002, August 22, 2002 and August 27, 2002 by the Partnership, PRG Schultz Liquidating Investments GP, L.L.C. (the "General Partner"), Howard Schultz, Arthur N. Budge, Jr. and certain other reporting persons who are no longer reporting persons hereunder.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (e) As of September 20, 2002, the "Group" that filed the Schedule 13D on February 4, 2002 ceased to beneficially own more than five percent of the outstanding shares of common stock of PRG-Schultz.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 25, 2002

                                 /s/ Arthur N. Budge, Jr.
                                 --------------------------------------------
                                          Arthur N. Budge, Jr.






1511668